

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 2, 2009

Mr. Scott L. Bok
Chairman and Chief Executive Officer
GHL Acquisition Corp.
300 Park Avenue
23rd Floor
New York, New York 10022

  Re: **GHL Acquisition Corp.**
    Preliminary Proxy Statement on Schedule 14A
    Filed January 23, 2009
    File No. 001-33963

Dear Mr. Bok:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selected Unaudited Pro Forma Condensed Combined Financial Data, page 26</u>

1. Please refer to prior comment 15. Disclose the purchase of all the outstanding shares of Baralonco and Syncom in order to obtain the shares of Iridium that each owns. Also, revise to explain why no pro forma adjustments have been made. Such disclosure should be similar to the discussion provided in your response.

2. Please refer to prior comment 16. As we previously stated, please reflect the changes to the terms of your credit facilities as a result of the Credit Amendments (i.e. the changes to the interest rates as disclosed on page F-67) as well as the distribution of $36.3 million

GHL Acquisition Corp.
February 2, 2009
Page 2

to Iridium Holdings unit holders. These items may not be attributable to the transaction; however, they are events that do meet the criteria for pro formas in Article 11 of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

2. Acquisition Method, page 31

3.   We are still evaluating your response to prior comment 17. We may have further comments.

3. Pro Forma Adjustments and Assumptions

4.   We note that you are still considering your response to prior comment 19. Once determined, please respond to our comment and if applicable, reflect the Motorola arrangement in your filing.

Risk Factors, page 40

The completion and timing of the acquisition is subject to the receipt of approvals from government entities, page 56

5.   We note your revised disclosure on page 22 with respect to the FCC public notice process and the comments filed by Cornell University and International Communications, Inc as well as your disclosure on page 23 regarding the request from certain executive agencies that the FCC defer action. Please revise this risk factor to reflect the risks to the completion and timing of the acquisition based on these developments.

Summary of the Duff & Phelps Opinion, page 77

6.   We note your response to comment 34 from our letter dated December 30, 2008. In light of your disclosure regarding recent dramatic changes in the financial, securities, lending and other markets and deterioration in global economic conditions, indicate whether the Board considered asking Iridium for updated budget estimates from Iridium Holdings and Duff & Phelps to provide an updated opinion and confirm that the fair market value of Iridium Holdings is at least 80% balance of your trust account.

* * * * * * *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Leonard Kreynin, Davis Polk & Wardwell
    Via Facsimile (212) 450-3937